Exhibit 99.1

Prenetics Announces First Quarter 2023 Financial Results

HONG KONG, June 05, 2023 – Prenetics Global Limited (NASDAQ: PRE) (“Prenetics” or the “Company”), a leading genomics and precision oncology company, today announced financial results for the first quarter ended March 31, 2023, along with recent business updates.

First Quarter 2023 Financial Highlights

•	Revenue of US$17.7 million

•	Adjusted EBITDA of US$(5.7) million

•	Cash and other short-term assets[1] of US$224.1 million as of March 31, 2023

Recent Business Updates

•	Joel Neoh, highly successful serial entrepreneur, joins Prenetics as Chief Consumer Officer and Managing Director for CircleDNA.

•

CircleDNA is poised to transform into a full-scale preventive and personalized healthcare management platform. This will involve expanding its portfolio to include a comprehensive suite of products and services, such as blood tests, telehealth services, bespoke supplements, and prescription drug deliveries, with launch by the fourth quarter of 2023.

•

ACT Genomics is set to launch a liquid biopsy version of its comprehensive genomic profiling test by the fourth quarter of 2023. Together, with the FDA-cleared ACTOnco product, this new product will be highly complementary and will allow ACT Genomics to offer both a tissue and a liquid test for solid tumors.

Danny Yeung, Chief Executive Officer and Co-founder of Prenetics, said “2023 is a year of evolution for Prenetics as we execute our consumer health and clinical testing business strategy. Guided by our R&D team and Scientific Advisory Board, we are preparing for exciting product launches within CircleDNA and ACT Genomics by year-end. These innovations are projected to significantly bolster our fiscal health, enriching both our top and bottom lines. In order to bolster the strategic advancement in consumer health, we are thrilled to add Joel to our executive leadership team. Joel and I have known each other for more than 12 years and have been colleagues since both of our previous companies were acquired by Groupon in 2010. Joel’s proven track record as a successful serial entrepreneur and his deep consumer insights underscore our commitment to growing CircleDNA into a leading global consumer health business. I’m confident with Joel at the helm, significant growth lies ahead for CircleDNA. We also believe our vast efforts in consumer health will play a highly synergistic role in our early cancer detection initiatives, in which we are immensely excited about and will share more in due course.”

Joel said “My entrepreneurial journey to date has been immensely rewarding, driven by my passion for making a difference. After spending the past 15 years building various global consumer platforms, I feel compelled to give back to the community by positively influencing people’s health and showcasing the importance of prevention and health. I’m excited to join Danny and the exceptional team at Prenetics to spearhead the consumer health business. Leveraging our existing base of over 300,000 CircleDNA customers, I believe we can continue to grow and make a difference in millions of lives globally. By working with the best global scientists, doctors and clinicians, we intend to offer a suite of preventive and personalized healthcare solutions to empower people to live longer, happier and healthier lives.”

[1]

Represents current assets, including cash and cash equivalents and short-term deposits totaling US$186.2 million, financial assets at fair value through profit or loss of US$17.5 million, and trade receivables of US$5.7 million, amongst other accounting line items under current assets.

Joel Neoh Biography

Joel Neoh is a serial entrepreneur and technology executive with over 15 years of top-flight leadership and board experience. Joel’s experience in consumer technology spans sectors such as fintech, e-commerce, digital media, and health & wellness. Most recently, Joel was the founder of Fave, a leading Southeast Asian fintech platform backed by Sequoia Capital and acquired by Pine Labs, a unicorn company. Joel has been instrumental in accelerating digital payments and financial services for millions of consumers and merchants. Previously, Joel was the founder of GroupsMore, which was acquired by Groupon. While at Groupon, Joel headed up its Asia Pacific business, overseeing more than 2,000 employees. Joel’s entrepreneurial journey started out by co-founding Says.com, one of Malaysia’s largest digital news platforms. Joel is also a Board Director for the Institute of Corporate Directors Malaysia, promoting excellence in corporate governance. His entrepreneurial success and leadership led to his recognition as Ernst & Young Emerging Entrepreneur of the Year (Malaysia) in 2012, and as a Young Global Leader by the World Economic Forum in 2013.

About Prenetics

Prenetics is a leading genomics and precision oncology company dedicated to transforming patient care through advanced genomic and molecular technologies. Our mission is to revolutionize healthcare by integrating consumer health and genetics, breakthrough technology for early cancer detection, targeted treatments and genetic risk identification onto one comprehensive platform. We acquired ACT Genomics last December, the only Asia-based company to receive FDA clearance for a comprehensive genomics profiling test for solid tumors, enabling us to expand our capabilities and offer comprehensive cancer solutions to patients worldwide. Prenetics is listed on NASDAQ with the ticker PRE. To learn more about Prenetics, please visit www.prenetics.com.

Investor Relations Contact:

investors@prenetics.com

ICR Westwicke:

Caroline Corner	+1 415 202 5678	Email: caroline.corner@westwicke.com

Media contact:

Strategic Public Relations Group

Corinne Ho	+852 2114 4911	Email: corinne.ho@sprg.com.hk

Forward-Looking Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s goals, targets, projections, outlooks, beliefs, expectations, strategy, plans, objectives of management for future operations of the Company, and growth opportunities are forward-looking statements. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to”, “poised to”, “set to” or other similar expressions. Forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of the Company, which involve inherent risks and uncertainties, therefore they should not be relied upon as being necessarily indicative of future results. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to: the Company’s ability to further develop and grow its business, including new products and services; its ability to execute on its new business strategy in genomics, precision oncology, and specifically, early detection for cancer; and its ability to identify and execute on M&A opportunities, especially in precision oncology. In addition to the foregoing factors, you should also carefully consider the other risks and uncertainties described in the “Risk Factors” section of the Company’s most recent registration statement on Form F-1 and the prospectus therein, and the other documents filed by the Company from time to time with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Basis of Presentation

Unaudited Financial Information and Non-IFRS Financial Measures has been provided in the financial statements tables included at the end of this press release. An explanation of these measures is also included below under the heading “Unaudited Financial Information and Non-IFRS Financial Measures.”

Unaudited Financial Information and Non-IFRS Financial Measures

To supplement Prenetics’ consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), the Company is providing non-IFRS measures, adjusted EBITDA, adjusted gross profit and adjusted (loss)/profit attributable to equity shareholders of Prenetics. These non-IFRS financial measures are not based on any standardized methodology prescribed by IFRS and are not necessarily comparable to similarly-titled measures presented by other companies. Management believes these non-IFRS financial measures are useful to investors in evaluating the Company’s ongoing operating results and trends.

Management is excluding from some or all of its non-IFRS results (1) Employee equity-settled share-based payment expenses, (2) depreciation and amortization, (3) finance income and exchange gain or loss, net, and (4) certain items that may not be indicative of our business, results of operations, or outlook, including but not limited to non-cash and/or non-recurring items. These non-IFRS financial measures are limited in value because they exclude certain items that may have a material impact on the reported financial results. Management accounts for this limitation by analyzing results on an IFRS basis as well as a non-IFRS basis and also by providing IFRS measures in the Company’s public disclosures.

In addition, other companies, including companies in the same industry, may not use the same non-IFRS measures or may calculate these metrics in a different manner than management or may use other financial measures to evaluate their performance, all of which could reduce the usefulness of these non-IFRS measures as comparative measures. Because of these limitations, the Company’s non-IFRS financial measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with IFRS. Investors are encouraged to review the non-IFRS reconciliations provided in the tables captioned “Reconciliation of (loss)/profit from operations under IFRS and adjusted EBITDA (Non-IFRS)”, “Reconciliation of gross profit under IFRS and adjusted gross profit (Non-IFRS)” and “Reconciliation of (loss)/profit attributable to equity shareholders of Prenetics under IFRS and adjusted (loss)/profit attributable to equity shareholders of Prenetics (Non-IFRS)” set forth at the end of this document.

PRENETICS GLOBAL LIMITED

Unaudited consolidated statements of financial position

(Expressed in United States dollars unless otherwise indicated)

	March 31,	December 31,
	2023	2022
	$	$
Assets
Property, plant and equipment	11,809,757	13,102,546
Intangible assets	14,463,400	14,785,875
Goodwill	33,800,276	33,800,276
Interests in associates	677,339	788,472
Deferred tax assets	7,626	243,449
Deferred expenses	5,119,170	6,307,834
Other non-current assets	1,064,194	1,292,462

Non-current assets	66,941,762	70,320,914

Deferred expenses	4,547,611	4,577,255
Inventories	3,420,013	4,534,072
Trade receivables	5,718,516	41,691,913
Deposits, prepayments and other receivables	6,488,436	6,889,114
Amount due from an associate	181,942	—
Financial assets at fair value through profit or loss	17,537,608	17,537,608
Short-term deposits	19,872,581	19,920,160
Cash and cash equivalents	166,335,875	146,660,195

Current assets	224,102,582	241,810,317

Total assets	291,044,344	312,131,231

Liabilities
Deferred tax liabilities	2,924,369	3,185,440
Warrant liabilities	2,314,609	3,574,885
Lease liabilities	3,627,663	3,763,230
Other non-current liabilities	830,562	949,701

Non-current liabilities	9,697,203	11,473,256

Trade payables	7,505,724	7,291,133
Accrued expenses and other current liabilities	6,460,445	15,611,421
Contract liabilities	4,917,268	5,674,290
Lease liabilities	2,779,426	2,882,933
Liabilities for puttable financial instrument[2]	17,459,600	17,138,905
Tax payable	8,692,193	8,596,433

Current liabilities	47,814,656	57,195,115

Total liabilities	57,511,859	68,668,371

Equity
Share capital[3]	15,882	13,698
Reserves	228,232,194	237,050,429

Total equity attributable to equity shareholders of the Company	228,248,076	237,064,127
Non-controlling interests	5,284,409	6,398,733

Total equity	233,532,485	243,462,860

Total equity and liabilities	291,044,344	312,131,231

[2]

In connection with the acquisition of ACT Genomics, the remaining shareholders of ACT Genomics - representing 25.61% of the fully diluted shareholding of ACT Genomics that Prenetics does not own - were granted put options which allow these remaining shareholders to put their remaining shares to Prenetics under certain conditions. The liabilities arising from such put option are recorded as liabilities for puttable financial instrument, and are valued at the present value of the exercise price of the put option.

[3]	Represents number of authorized and issued shares as follows:

	March 31, 2023	December 31, 2022
Number of authorized shares of $0.0001 each	500,000,000	500,000,000

Number of issued shares	158,820,280	136,983,110

PRENETICS GLOBAL LIMITED

Unaudited consolidated statements of profit or loss and other comprehensive income

(Expressed in United States dollars unless otherwise indicated)

	For the three months ended
	March 31,	December 31,	March 31,
	2023	2022	2022
	$	$	$
Revenue	17,700,142	52,320,754	92,044,049
Direct costs	(9,818,719)	(25,317,570)	(56,006,216)

Gross profit	7,881,423	27,003,184	36,037,833
Other income and other net gain/(losses)	1,223,124	1,149,335	(29,011)
Selling and distribution expenses[4]	(2,642,552)	(2,503,384)	(5,283,146)
Research and development expenses[4]	(3,474,554)	(3,605,801)	(3,821,490)
Restructuring costs in relation to diagnostic business[5]	—	(2,709,143)	—
Administrative and other operating expenses[4]	(15,032,140)	(14,704,261)	(27,454,847)

(Loss)/profit from operations	(12,044,699)	4,629,930	(550,661)
Fair value loss on financial assets at fair value through profit or loss	—	(7,689,311)	—
Fair value loss on preference shares liabilities	—	—	(28,276,001)
Fair value gain on warrant liabilities	1,260,276	6,498,365	—
Share of losses of associates	(112,751)	—	—
Other finance costs	(79,189)	(116,029)	(2,491,796)

(Loss)/profit before taxation	(10,976,363)	3,322,955	(31,318,458)
Income tax credit/(expense)	2,623	(1,715,012)	(1,667,438)

(Loss)/profit for the period	(10,973,740)	1,607,943	(32,985,896)
Other comprehensive income for the period
Item that may be reclassified subsequently to profit or loss:
Exchange difference on translation of:
- financial statements of subsidiaries outside Hong Kong	(636,502)	2,759,672	(530,738)

Total comprehensive income for the period	(11,610,242)	4,367,615	(33,516,634)

[4]	Includes equity-settled share-based payment expenses (excluding share-based payment on listing) as follows:

	For the three months ended
	March 31,	December 31,	March 31,
	2023	2022	2022
	$	$	$
Selling and distribution expenses	45,255	63,033	9,492
Research and development expenses	486,507	747,059	1,249,618
Administrative and other operating expenses	2,574,249	2,392,105	7,896,731

Total equity-settled share-based payment expenses (excluding share-based payment on listing)	3,106,011	3,202,197	9,155,841

[5]	Includes restructuring costs in relation to diagnostic business as follows:

	For the three months ended
	March 31,	December 31,	March 31,
	2023	2022	2022
	$	$	$
Impairment losses on property, plant and equipment	—	2,709,143	—

PRENETICS GLOBAL LIMITED

Unaudited consolidated statements of profit or loss and other comprehensive income

(Expressed in United States dollars unless otherwise indicated)

	For the three months ended
	March 31,	December 31,	March 31,
	2023	2022	2022
	$	$	$
(Loss)/profit attributable to:
Equity shareholders of Prenetics	(10,398,430)	1,607,942	(32,985,850)
Non-controlling interests	(575,310)	1	(46)

	(10,973,740)	1,607,943	(32,985,896)

Total comprehensive income attributable to:
Equity shareholders of Prenetics	(10,495,918)	4,367,614	(33,516,588)
Non-controlling interests	(1,114,324)	1	(46)

	(11,610,242)	4,367,615	(33,516,634)

(Loss)/earnings per share:
Basic	(0.07)	0.01	(1.06)
Diluted	(0.07)	0.01	(1.06)
Weighted average number of common shares:
Basic	157,839,309	115,386,543	31,207,949
Diluted	157,839,309	162,708,402	31,207,949

PRENETICS GLOBAL LIMITED

Unaudited Financial Information and Non-IFRS Financial Measures

(Expressed in United States dollars unless otherwise indicated)

Reconciliation of (loss)/profit from operations under IFRS and adjusted EBITDA (Non-IFRS)

	For the three months ended
	March 31,	December 31,	March 31,
	2023	2022	2022
	$	$	$
(Loss)/profit from operations under IFRS	(12,044,699)	4,629,930	(550,661)
Employee equity-settled share-based payment expenses	3,124,189	3,241,872	9,377,115
Depreciation and amortization	2,137,814	1,333,231	2,155,295
Restructuring costs in relation to diagnostic business	—	2,709,143	—
Other strategic financing, transactional expense and non-recurring expenses	2,238,906	957,150	1,695,185
Finance income, exchange gain or loss, net	(1,146,164)	(751,171)	31,772

Adjusted EBITDA (Non-IFRS)	(5,689,954)	12,120,155	12,708,706

Reconciliation of gross profit under IFRS and adjusted gross profit (Non-IFRS)

	For the three months ended
	March 31,	December 31,	March 31,
	2023	2022	2022
	$	$	$
Gross profit under IFRS	7,881,423	27,003,184	36,037,833
Depreciation and amortization	384,326	527,722	417,619

Adjusted gross profit (Non-IFRS)	8,265,749	27,530,906	36,455,452

Reconciliation of (loss)/profit attributable to equity shareholders of Prenetics under IFRS and adjusted (loss)/profit attributable to equity shareholders of Prenetics (Non-IFRS)

	For the three months ended
	March 31,	December 31,	March 31,
	2023	2022	2022
	$	$	$
(Loss)/profit attributable to equity shareholders of Prenetics under IFRS	(10,398,430)	1,607,942	(32,985,850)
Employee equity-settled share-based payment expenses	3,124,189	3,241,872	9,377,115
Other strategic financing, transactional expense and non-recurring expenses	2,238,906	957,150	1,695,185
Fair value loss on preference shares liabilities	—	—	28,276,001
Fair value gain on warrant liabilities	(1,260,276)	(6,498,365)	—
Fair value loss on financial assets at fair value through profit or loss	—	7,689,311	—
Restructuring costs in relation to diagnostic business	—	2,709,143	—

Adjusted (loss)/profit attributable to equity shareholders of Prenetics (Non-IFRS)	(6,295,611)	9,707,053	6,362,451